February 19, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Exceed World, Inc.– SEC Commission File No. 333-210848
Application for Withdrawal of Exceed World Inc.’s Post-Effective Amendment No. 1, (the “Amendment”) filed on November 22, 2017 under the Registration Statement on Form S-1 (File No. 333- 210848).

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Exceed World, Inc. (the “Company”) respectfully requests that the U.S. Securities and Exchange Commission, (the “Commission”) withdraw, effective as of the date of this request, the Company’s Post-Effective Amendment No. 1 filed on November 22, 2017 to the Company’s Registration Statement on Form S-1, (File No. 333-210848), (the “Registration Statement’) originally filed with the Commission on April 21, 2016 and declared effective on July 10, 2016.

After discussion with Staff, the Company has decided to withdraw the Amendment on the grounds that it has no further plans to update the information in the Registration Statement required to maintain its effectiveness. No securities have been sold under the Amendment.

Should you have any questions with respect to the foregoing, please feel free to contact Thomas DeNunzio of V Financial Group, LLC, our consultant, at (401) 641-0405.

Very truly yours,

EXCEED WORLD, INC.

By: /s/ Tomoo Yoshida
Name: Tomoo Yoshida
Title: Chief Executive Officer Date: February 19, 2018

cc: Thomas DeNunzio

V Financial Group, LLC